Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
   27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
           T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                              E: BRIFFAULK@AOL.COM



VIA FACSIMILE AND EDGAR


July 10, 2007


David R. Humphrey, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Form 10-KSB for the year ended December 31, 2006
     Filed March 29, 2007
     File No. 000-29113

Dear Mr. Humphrey:

     I am counsel to GameZnFlix, Inc., a Nevada corporation ("Company"). This letter is in response to your letter of June 6, 2007 regarding the Form 10-KSB of the Company for the year ended December 31, 2006, filed on March 29, 2007. Each comment point in your letter will be addressed below and in an amended Form 10-KSB to be filed on EDGAR. We have reproduced the Staff's comments for your convenience and have followed the comments with the Company's response.

Item 7 - Management Discussion and Analysis

Liquidity and Capital Resources

1. We note that your auditors issued a going concern opinion for the 2004 and 2003 fiscal years. However, there were no disclosures as to how the prior uncertainty was alleviated. Further, your losses and operating cash flow deficiencies have significantly increased from period to period. In this regard, please tell us whether there was uncertainty regarding the ability to continue as a going concern as of the date of each reports issuance and, if so, how the uncertainty was alleviated. See paragraph 11 of SAS 59.

Mr. David R. Humphrey
July 10, 2007
Page 2


Response:

    For the years 2004 and 2003, there was an uncertainty to continue as a going concern due to the recurring losses, insignificant revenues, insufficient cash balances, and our inability to secure funding for operational needs for the next twelve months. For the years 2005 and 2006, we continued to incur losses but our revenues significantly increased for both years. Additionally, we were able to secure $15,000,000 in funding from Golden Gate Investors, Inc. and had significant cash balances at December 31, 2005 and 2006 providing sufficient cash flow needs for our operations for the next twelve months. With regards to paragraph 11 of SAS 59, we do mention within the Liquidity and Capital Resources section under the 2nd paragraph the sufficiency of our capital needs for the next twelve months.

2. Please revise your filings to include a monthly burn rate analysis for the 2007 fiscal year, which details your upcoming expenditures, the amount of financing needed to achieve your spending levels and your plan to cover your costs should you not be able to obtain adequate financing.

Response:

    We acknowledge the Staff's comments for better disclosures regarding our monthly burn rate analysis and plan to do so in future filings.

Item 8 - Financial Statements

Consolidated Statements of Operations

3. As amortization of DVD and video game libraries directly relate to the cost you incur to provide your rental service and earn rental revenues, we believe you should revise your classification of those costs to include them as a component of your measure of gross profit. Please revise as appropriate.

Response:

    We acknowledge the Staff's comments for classifying amortization of DVD and video game libraries as a direct cost to our rental service and plan to do so in future filings.

Notes to the Consolidated Financial Statements

4. Please tell us your accounting method for amounts due under Section A (5) (a) of your Circuit City agreement and the amounts earned by them for each of the fiscal years that a Statement of Operations is presented.



Mr. David R. Humphrey
July 10, 2007
Page 3


Response:

    Under the written agreement with Circuit City we treated them as a "Super Affiliate" which means we tracked their sales and renewals under a separate code. We provided Circuit City with a copy of the report monthly along with any payments related to the agreement. Below is the monthly breakdown of the payments made to Circuit City during the agreement.



                                    Type               Date                   Amount
Circuit City                        Bill               11/30/2005             $2,805.86
                                    Bill               12/31/2005             $3,600.31     $ 6,406.17

                                    Bill               2/7/2006               $3,611.86
                                    Bill               3/10/2006              $2,580.65
                                    Bill               4/1/2006               $3,164.19
                                    Bill               4/30/2006              $2,153.48
                                    Bill               5/31/2006              $1,994.79
                                    Bill               8/31/2006              $2,172.76
                                    Bill               10/9/2006              $1,759.33
                                    Bill               10/31/2006             $1,822.51
                                    Bill               11/30/2006             $2,029.88
                                    Bill               12/31/2006             $1,820.91     $23,110.36

                                    Bill               1/31/2007              $2,199.32
                                    Bill               2/28/2007              $1,629.81
                                    Bill               3/31/2007              $2,040.97
                                    Bill               4/30/2007              $1,655.15
                                    Bill               5/31/2007              $1,436.54     $ 8,961.79

                                                                                            $38,478.32



     The Company records these payments as revenue upon receipt of such payments.

Significant Accounting Policies - Impairment of Long-Lived Assets

5. Based on your disclosures, it is not clear whether you performed an impairment analysis during the 2006 fiscal year. In light of the fact that you have incurred significant losses and operating cash flow deficits, we believe that an impairment analysis should have been completed in accordance with paragraph 16 through 21 of SFAS
    144. Please tell us the last date as of which you performed a SFAS 144 impairment analysis and supplementally tell us the key assumptions used, including explanations as to why such assumptions were reasonable and supportable. Please be detailed in your response.

Mr. David R. Humphrey
July 10, 2007
Page 4


Response:

    Our long-lived assets are comprised principally of the DVD and video game libraries, fixed assets, film library, and other assets. Our assessment for impairment analysis for the DVD and video game libraries is done annually at the end of the year based upon the demand for a particular title. All DVD and video game titles are amortized over a twelve-month period so typically we are able to reduce any potentially impairment due to the short life of our titles. Our assessment for impairment on fixed assets is done on annual basis at the end of the year based upon the remaining future useful life of such asset. All of our fixed assets are employed in our operations and are depreciated over their useful life. Our assessment for impairment on film libraries is done annually at year-end based upon the estimated present value of future revenues from such library. Our film library is currently employed for use in our GNF Entertainment Network, a 24/7 proprietary first run and off-network programming broadcast which can be viewed online at www.gnfent.com. We do amortized our film library over an eight-year period but continue assess for potential impairment at the end of each year. Our other assets are comprised of security deposits on rents that we believe is recoupable at the end of the lease term.

Revenue Recognition

6. You state that refunds to subscribers are recorded as a reduction of revenue. Please tell us your refund policy and explain to us the circumstances under which you would issue a refund for subscriptions revenue you previously determined was earned and recognizable.

Response:

    The Company refunds annual subscription plans not used based on a pro-rated amount.

    The Company refunds monthly subscription plans, including 1 out, 2 out and 3 out plans, when the service is not used or the obligation are not fulfilled.

Refund Policy for purchases online:

    "You may return unopened products within 30 days for a refund. Please include your reason for the return in the space provided on a copy of the packing slip you received with your order. Your item must be in its original packing and in new condition."

Note 2 - Note Receivable

7. According to your Form 10-QSB, the $770,000 note receivable, which you disclose as being due in January 2007, is still outstanding as of March 31, 2007. However, your year-end financial statements, which were issued in February 2007, do not disclose subsequent extension of maturity nor provide an allowance for impairment. In this regard, please tell us

Mr. David R. Humphrey
July 10, 2007
Page 5


    the status of the note receivable and explain how you determined it was collectible at year-end and quarter-end.

Response:

    During the period from January 2007 to the end of April 2007 the Company had been negotiating with ETour management and the persons who provided the personal guarantees to extend the note receivable. The Company received some interest payments during this period and was the reason we continued to extend the due date. In May 2007, the Company filed a lawsuit against ETour management for repayment of the loan. The status as of this date is that one of the parties has been served and we are finalizing a payment plan with this one of the two parties. The Company continues to move forward on collecting the debt from the management of ETour and the manager who provided a personal guarantee.

Note 7 - Convertible Debenture

8.  Please provide us with your EITF 00-19 and 00-27 analysis.
    Further, in your analysis, please specifically address the fact that, since the conversion price is based on the lesser of $0.20 or 82% of the average of the lowest volume weighted average prices during the 20 trading days prior to the debt holders election to convert such unpaid balances, you would not have sufficient authorized shares upon conversion of the debt should the stock price drop dramatically as also noted within the disclosures of risks related to financing arrangements. Therefore, it appears that settlement with shares is not within your control and liability classification is required. For guidance, see paragraphs 19 through 24 of EITF 00-19.

Response:

    We have assessed the implications of both EITF 00-19, specifically paragraphs 19 through 24 regarding the sufficiency of authorized and unissued shares upon conversion of the debt. The convertible debenture with Golden Gate Investors, Inc. contains a provision which limits the debt holder its right and ability to convert any portion of the convertible debenture which will cause the debt holder to be deemed beneficial owner of more than 9.99% of the then outstanding shares of the Company's common stock. As a result, the maximum exposure at any given time with regards to conversion of the convertible debenture is 9.99% that enables the Company to have sufficient authorized and unissued shares available to settle each conversion notice given by the debt holder.

     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any additional comments or questions, please feel free to contact me.


Mr. David R. Humphrey
July 10, 2007
Page 6


In connection with this response, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Arthur De Joya, Chief Financial Officer
     GameZnFlix, Inc.